Pricing Term Sheet

Pricing Term Sheet	Free Writing Prospectus
dated as of August 8, 2023	Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement dated August 7, 2023 to the
Prospectus dated April 14, 2023
Registration No. 333-271275

Apollo Global Management, Inc.

25,000,000 Shares of 6.75% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet should be read together with Apollo Global Management, Inc.’s preliminary prospectus supplement dated August 7, 2023 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated April 14, 2023, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-271275. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the accompanying prospectus. All references to dollar amounts are references to U.S. dollars. The size of the offering was increased from the previously announced offering of 20,000,000 shares. The final prospectus supplement relating to the offering will reflect conforming changes relating to such increase in the size of the offering.

Issuer:	Apollo Global Management, Inc., a Delaware corporation.

Ticker / Exchange for the Common Stock:	APO / The New York Stock Exchange (“NYSE”).

Trade Date:	August 9, 2023.

Settlement Date:	August 11, 2023.

Securities Offered:	25,000,000 shares of the Issuer’s 6.75% Series A Mandatory Convertible Preferred Stock, par value $0.00001 per share (the “Mandatory Convertible Preferred Stock”).

Over-Allotment Option:	3,750,000 additional shares of Mandatory Convertible Preferred Stock.

Public Offering Price:	$50.00 per share of the Mandatory Convertible Preferred Stock.

Underwriting Discount:	$1.25 per share of the Mandatory Convertible Preferred Stock.

Liquidation Preference:	$50.00 per share of the Mandatory Convertible Preferred Stock.

Dividends:

6.75% of the liquidation preference of $50.00 per share of the Mandatory Convertible Preferred Stock per annum.

The expected dividend payable on the first Dividend Payment Date (as defined below) is approximately $0.7500 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend is expected to be $0.8438 per share of the Mandatory Convertible Preferred Stock.

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 31, April 30, July 31 and October 31 of each year, commencing on October 31, 2023 to, and including, July 31, 2026.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding July 31, 2026. The Mandatory Conversion Date is expected to be July 31, 2026.

Initial Price:	Approximately $82.48, which is equal to $50.00, divided by the Maximum Conversion Rate (as defined below).

Threshold Appreciation Price:	Approximately $98.97, which represents an approximately 20% appreciation over the Initial Price and is equal to $50.00, divided by the Minimum Conversion Rate (as defined below).

Floor Price:	$28.87 (approximately 35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate:

Upon conversion on the Mandatory Conversion Date, the conversion rate for each share of the Mandatory Convertible Preferred Stock, will be not more than 0.6062 shares of the Issuer’s common stock (the “Maximum Conversion Rate”) and not less than 0.5052 shares of the Issuer’s common stock, (the “Minimum Conversion Rate”), depending on the Applicable Market Value of the Issuer’s common stock, as described below and subject to certain anti-dilution adjustments.

The following table illustrates hypothetical conversion rates per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement:

Assumed Applicable Market Value of the Issuer’s common stock	Assumed Conversion Rate (number of shares of the Issuer’s common stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)
Greater than the Threshold Appreciation Price Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price Less than the Initial Price	0.5052 shares of common stock Between 0.5052 and 0.6062 shares of common stock, determined by dividing $50.00 by the Applicable Market Value 0.6062 shares of common stock

Early Conversion at the Option of the Holder:	Other than during a Fundamental Change Conversion Period, at any time prior to July 31, 2026, holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part, into shares of the Issuer’s common stock at the Minimum Conversion Rate.

Conversion at the Option of the Holder upon Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a Fundamental Change occurs on or prior to July 31, 2026, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of the Mandatory Convertible Preferred Stock, in whole or in part, into shares of common stock (or units of exchange property (as described in the Preliminary Prospectus Supplement)) at the Fundamental Change Conversion Rate.

Holders who convert their Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a Fundamental Change Dividend Make-Whole Amount and, to the extent there is any, the Accumulated Dividend Amount.

The following table sets forth the Fundamental Change Conversion Rate per share of the Mandatory Convertible Preferred Stock based on the Fundamental Change Effective Date and the Fundamental Change Stock Price:

	Fundamental Change Stock Price
Fundamental Change Effective Date	$ 30.00	$ 45.00	$ 60.00	$ 82.48	$ 90.00	$ 95.00	$ 98.97	$ 115.00	$ 130.00	$ 145.00	$ 160.00	$ 175.00
August 11, 2023	0.5014	0.5211	0.5178	0.5048	0.5011	0.4991	0.4976	0.4933	0.4911	0.4900	0.4897	0.4898
July 31, 2024	0.5358	0.5500	0.5429	0.5215	0.5152	0.5117	0.5092	0.5017	0.4978	0.4958	0.4949	0.4947
July 31, 2025	0.5706	0.5802	0.5741	0.5423	0.5315	0.5252	0.5208	0.5085	0.5028	0.5004	0.4996	0.4995
July 31, 2026	0.6062	0.6062	0.6062	0.6062	0.5556	0.5263	0.5052	0.5052	0.5052	0.5052	0.5052	0.5052

The exact Fundamental Change Stock Price and Fundamental Change Effective Date may not be set forth on the table, in which case:

•  if the Fundamental Change Stock Price is between two Fundamental Change Stock Price amounts in the table or the Fundamental Change Effective Date is between two Fundamental Change Effective Dates in the table, the Fundamental Change Conversion Rate will be determined by a straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Fundamental Change Stock Price amounts and the earlier and later Fundamental Change Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the Fundamental Change Stock Price is in excess of $175.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•  if the Fundamental Change Stock Price is less than $30.00 per share (subject to adjustment in the same manner as the Fundamental Change Stock Prices set forth in the first row of the table above as described in the Preliminary Prospectus Supplement), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the Fundamental Change Dividend Make-Whole Amount is 6.07% per annum.

Use of Proceeds

The Issuer estimates that the net proceeds to it from the offering, after deducting the estimated underwriting discounts but before estimated offering expenses payable by it, will be approximately $1,219 million (or approximately $1,402 million if the underwriters exercise their over-allotment option to purchase additional shares of the Mandatory Convertible Preferred Stock in full).

The Issuer expects to use the net proceeds from the offering to accelerate its Retirement Services growth, helping Athene Holding Ltd., the Issuer’s subsidiary that conducts its retirement services business, capitalize on attractive opportunities available in the current market environment.

Listing:	The Issuer intends to apply to list the Mandatory Convertible Preferred Stock on the NYSE under the symbol “APO PR A” If the application is approved, the Issuer expects trading in the Mandatory Convertible Preferred Stock on the NYSE to begin within 30 days after the Mandatory Convertible Preferred Stock is first issued.

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	03769M 304 / US03769M3043

Global Coordinators & Joint Book-Running Managers:	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC RBC Capital Markets, LLC Apollo Global Securities, LLC

Co-Managers:

Academy Securities, Inc.

Blaylock Van, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Drexel Hamilton, LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Siebert Williams Shank & Co., LLC

SMBC Nikko Securities America, Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and the accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, email: Prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, c/o Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, telephone: 1-800-584-6837, email: prospectus@morganstanley.com; or Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 500 West 33rd St. 14th Floor, New York, NY 10001 or (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.